UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF

A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF

1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-06690

Sun Media Corporation

(Exact name of registrant as specified in its charter)

333 King Street East, Toronto, Ontario, Canada M5A 3X5 Tel.: +(416) 947-2222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7 5/8% Senior Notes due February 15, 2013

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☒	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1.	Exchange Act Reporting History

A. Sun Media Corporation (“Sun Media” or the “Company”) is a company continued under the laws of the Province of British Columbia. Sun Media first became subject to a duty to file reports under Sections 13(a) and 15(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on July 17, 1997 upon the effectiveness of the amended Registration Statement on Form F-4 (Registration No. 333-7188) that Sun Media filed with the Securities and Exchange Commission (the “Commission”) in respect of a series of Sun Media’s Senior Subordinated Notes due 2007.

B. For the 12 months preceding the filing of this Form 15F, Sun Media has filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and the corresponding rules and regulations promulgated by the Commission, including its annual report on Form 20-F for the fiscal year ending December 31, 2009, which was filed on March 16, 2010.

Item 2.	Recent United States Market Activity

On April 15, 2003, Sun Media filed a prospectus pursuant to Rule 424(b)3 of the Securities Act of 1933, as amended (the “Securities Act”) with the Commission relating to an offering of $205,000,000 aggregate principal amount of Sun Media’s 7  5/8% Senior Notes due 2013 (the “Notes”) in exchange for substantially identical outstanding debt securities that had been offered in a transaction exempt from the registration requirements of the Securities Act.

Since that time, Sun Media has not conducted any other offering or sale of the Notes or of any other securities required to be registered under the Securities Act.

Item 3.	Foreign Listing and Primary Trading Market

A.	The Notes were never listed, traded or quoted on any securities exchange. The Notes may have traded from time to time through over-the-counter trading.

B.	Not applicable.

C.	Not applicable.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

On February 15, 2011 Sun Media duly consummated the redemption and cancellation of all of the outstanding Notes. As a result, as of February 16, 2011 there are no Notes outstanding and therefore no record holders of the Notes.

Item 7.	Notice Requirement

On February 16, 2011, Sun Media published a press release disclosing its intent to deregister and terminate its reporting obligations under the Exchange Act. This press release was circulated by Marketwire, a major financial news wire service in the United States, on February 16, 2011. A copy of the press release is attached as an exhibit to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.	Exhibits

Exhibit 1.1 Press Release pursuant to Rule 12h-6(h) under the Exchange Act, dated August 23, 2010.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Sun Media Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Sun Media Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

SUN MEDIA CORPORATION

By:	/S/ CHLOÉ POIRIER
Name: Chloé Poirier Title: Treasurer

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